September 20, 2011

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561
Attn:  Jim B. Rosenberg

Re:	RegenoCELL Therapeutics, Inc. Form 10-K for the Fiscal Year ended December 31, 2010 Filed May 16, 2011 File No. 000-50639

Dear Mr. Rosenberg:

This will respond to your September 13, 2011 letter asking for amendments to clarify Item 9A, Controls and Procedures, page 46 and Management’s Report on Internal Control Over Financial Reporting, page 47.  There appears to be a clerical error in the language which was not caught during the review process before filing the Form 10-K.  The current language referred to in the Management’s Report reads… “internal control over financial reporting is not effective.”  The “not “is incorrect.  It should read…”the internal control over financial reporting is effective.”

We have also reviewed the Forms 10Q filed for the periods ended March 31, 2011 and June 30, 2011.  A similar clerical error has been found.  In both Forms 10Q, the language in ITEM 3. Controls and Procedures, Evaluation of disclosure controls and procedure, reads…”that our disclosure controls and procedures were not effective”.  Again in both filings, the “not” is a clerical error.  Both should read …”that our disclosure controls and procedures were effective.”

We have reviewed the clerical errors made in the Form 10K and the two Forms 10Q referred to above.  We have concluded that (1) the internal control over financial reporting is effective and (2) our disclosure controls and procedures are effective.

To correct these clerical errors, we will be filing an amended Form 10-K and amended Forms 10Q with the corrected language

RegenoCELL Therapeutics, Inc. acknowledges that:

(a)	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission
September 20, 2011
Page Two

(c)	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this will satisfactorily address the amendments requested in your letter of September 13.

Please be assured of our continued cooperation.

Sincerely, RegenoCELL Therapeutics, Inc. By: /s/ James F, Mongiardo James F. Mongiardo Chief Executive Officer and Chief Financial Officer